March 1, 2021TSX: SAM

IM EXPLORATION INC. and STARCORE INTERNATIONAL MINES LTD.

ENTER INTO AGREEMENT OVER TOIYABE GOLD PROJECT

March 1, 2021 - Toronto, Ontario – IM Exploration Inc. (CSE: IM) (“IM” or the “Company”) is pleased to announce that it has entered into a binding agreement (the “Term Sheet”) with Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Seller”), which sets forth the terms for the assignment of Starcore’s option to acquire a 100% interest (the “Transaction”) in the Toiyabe Gold Project in Lander County, Nevada (the “Project”) from Minquest Ltd. (“Minquest” or the “Optionor”).

Project Overview

The Project is comprised of 165 contiguous unpatented mining claims totalling approximately 3,300 acres, and is located 125 kilometers south-southwest of Elko, Nevada, on the Battle Mountain – Eureka Trend. This 280 by 40-kilometer corridor is known for being one of the most prolific gold mining districts in the world, and hosts multiple large Carlin-style deposits. The Project is 14 kilometers south of Barrick and Newmont’s Cortez Mine and 22 kilometers south of Barrick’s North Pipeline Mine, two of the largest on the trend. In the immediate property area, the Project is adjacent to First Mining Gold’s Turquoise Canyon Project (currently under option to Momentum Minerals Ltd.) to the east, and Barrick’s past-producing Toiyabe Mine to the south. The Project location is further illustrated in Figures 1 and 2 below.

Restricted areas of close-spaced drilling of the near surface (less than 400 feet) have been conducted on the property starting in 1964 and extending to the present. A 2009 NI 43-101 Technical Report prepared for American Consolidated Minerals Corporation (a predecessor company of Starcore) by Paul D. Noland, P. Geo, outlined an Indicated Mineral Resource totalling 173,562 ounces of gold at an average grade of 1.20 grams/tonne.

The Project contains at least two strongly-mineralized fault zones with gold values on surface and in drilling. This evidence demonstrates the potential for gold-mineralizing fluids to travel from a deeper source through reactive, lower plate, carbonate rocks to the shallow mineralization encountered to date. “Mineralization, in economic quantities, is thought to occur at greater depths than has been drilled to date. This is evidenced at the Cortez Mine, 10 miles to the north where drilling was largely unsuccessful for over 30 years during which time shallow holes from 100 to 400 feet in depth failed to intersect the 9-million-ounce Cortex Hills deposit. […] The above observations and interpretations support the conclusion that reasonably good potential exists for a higher-grade gold mineralization system at depth. The higher-grade system is likely to be controlled by fracture and permeability pathways that have been identified by the low grade-gold occurrences observed in surface sampling and shallow drilling to date.” (Paul D. Noland, P. Geo, 2009).

The Project has seen limited exploration activity since 2016, when Starcore completed a 3,000-meter / 15-hole program at the property. Shallow RC drill holes identified a possible extension of the near-surface resource and the first deep core hole identified high-grade gold mineralization (1.5 meters of 12.9 g/t gold) (Starcore Press Release dated October 24th, 2016). Starcore’s flagship asset is the producing San Martin Mine in Mexico and company resources have been largely dedicated to operations there over the last 5 years.

\Previous Project operators have conducted numerous exploration programs spanning over 50 years of geological mapping, geophysical surveys, compilation, and drilling, which has enabled a deeper understanding of the property and a data set which IM will rely upon moving forward. The ultimate goal will be to develop target areas using this acquired knowledge, and to expand the resource base at the Project through new drilling and structural interpretations. Exploration activities can be conducted at the Project year-round, increasing planning flexibility for the operator moving forward.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

Transaction Details

Subject to the signing of a Definitive Agreement, customary closing conditions, and the consent of Minquest, Starcore will transfer all of its rights and IM will assume all of Starcore’s obligations under Starcore’s current option agreement with Minquest. Following the transfer, IM will have the right to acquire a 100% ownership position in the Project, subject to a 3% net smelter revenue royalty to be retained by Minquest.

As consideration for the transfer of Starcore’s option to acquire the Project, IM will make cash and share payments to Starcore in the following amounts:

•	US$150,000 in cash to be paid upon closing of the Transaction
•	4,100,000 common shares in the capital of IM (each, a “Common Share”) to be issued upon closing of the Transaction.
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The Common Shares issued to the Seller will be subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months, with the first release occurring no later than 3 months after the closing of the Transaction.

Following closing of the Transaction and payments as described above, IM will have the option to exercise its right to earn a 100% ownership position in the Project by making the following cash payments to the Optionor (for an aggregate total of US$760,000):

•	US$100,000 on May 31st, 2021
•	US$120,000 on October 15th, 2021
•	US$140,000 on October 15th, 2022
•	US$400,000 on October 15th, 2023

The Company will also be responsible for annual claim payments due to the U.S. Bureau of Land Management, which totalled US$27,225 in 2020.

Raymond D. Harari, CEO & President of IM Exploration, stated: "We are very excited about the potential of the Toiyabe Project, and to secure a foothold in Nevada's Battle Mountain Trend, North America's most endowed gold belt. This transaction represents an important milestone for IM and its shareholders, and opens the door for future growth”.

Technical Notices

The technical contents of this news release were approved by Paul D. Noland, P. Geo, a qualified person as defined by National Instrument 43-101. Mr. Noland is independent of the Company within the meaning of National Instrument 43-101. The Qualified Person has not completed sufficient work to verify the historic information on the Project; particularly the indicated resource; however, given the quality of the historic work and the reputation of Starcore and Minquest believes the historical resources estimates to be both relevant and reliable. The information provides an indication of the exploration potential of the Property but may not be representative of expected results. Historical drill results reported herein have not been verified by the Company, as the historical drill core is no longer available, and hence these results should not be relied upon.

About IM Exploration Inc.

The Company is a mineral exploration company, currently exploring for graphite, gold, and other minerals at its early-stage Mulloy Project in Northern Ontario. From time to time the Company may also evaluate the acquisition of other mineral exploration assets and opportunities.

For further information contact:

Raymond D. Harari

President and Chief Executive Officer

IM Exploration Inc.

Tel: +507-6675-2221

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and developments projects throughout North America. Starcore is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on their investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

Cautionary Statements

The Canadian Securities Exchange and the Toronto Stock Exchange have neither approved nor disapproved the contents of this news release, nor do they accept responsibility for the adequacy or accuracy of this news release.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties, including, but not limited to, the timing of future exploration work or drilling, and the expansion of the mineralization. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of IM Exploration Inc., including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependency upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Figure 1: Project Area

(Source: 2009 NI 43-101 Technical Report prepared by Paul D. Noland, P. Geo)

OREGON
IDAHO
UTAH
ARIZONA
CALIFORNIA
NEVADA
N
TOIYABE PROJECT
McDermitt
HUMBOLT
ELKO
Wells
Winnemucca
Elko
WASHOE
PERSHING
Carlin
Battle Moutain
Lovelock
LANDER
STOREY
Sparks
Reno
EUREKA
WHITE PINE
CHURCHILL
Austin
Eureka
Carson City
CARSON CITY
Ely
DOUGLAS
LYON
MINERAL
Hawthorn
NYE
Tonopah
ESMERALDA
LINCOLN
Caliente
Beatty
CLARK
Las Vegas
0
100 km
0
75 mi
95
395
80
93
50
6
15
40

OREQUEST

GOLDEN OASIS EXPLORATION INC.

Figure 1

TOIYABE PROJECT

Lander County, Nevada

LOCATION MAP

BY :

DATE : Sept. 2005

SCALE : As shown

Figure 2: Project Area & Nearby Deposits

(Source: 2009 NI 43-101 Technical Report prepared by Paul D. Noland, P. Geo)

Figure 3: Toiyabe 2016 Drill Program

(Source: Starcore Press Release, October 24, 2016)

Figure 4: Gold in Soils

(Source: 2018 NI 43-101 Technical Report prepared by Paul D. Noland, P. Geo)

Blind area
California area
Courtney area
Soils Gold
Target areas
High : 0.625377
Low : -0.040693

Figure 5: Gold in Sediments

(Source: 2018 NI 43-101 Technical Report prepared by Paul D. Noland, P. Geo)

N
Tc
Ovl
Qal
De
Ds
JKTi
Ovs
Pzss
Toiyabe Project
Sediment gold ppm
AU
0.001 - 0.012
0.013 - 0.028
0.029 - 0.055
0.056 - 0.096
0.097 - 0.196
Toiyabe Dome mine
0
1,100
2,200
4,400
Feet